Exhibit (a)(10)

The Greater China Fund, Inc. (NYSE: GCH)
Announces Final Results of Tender Offer
Less than 75% of the Outstanding Shares Tendered

New York, New York, February 19, 2013 -- The Greater China Fund, Inc. (NYSE: GCH) (the “Fund”) announced today that in accordance with the Fund’s tender offer (the “Tender Offer”) for up to 16,987,608 (approximately 70%) of its issued and outstanding shares of common stock, which expired February 6, 2013, the Fund has accepted 15,964,319 shares for payment at $13.32 per share, which is equal to 99% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on February 7, 2013.  The 15,964,319 properly tendered and not withdrawn shares represent approximately 65.8% of the Fund’s issued and outstanding shares.  The Fund has accepted for payment all of the shares that were properly tendered and not withdrawn in the Tender Offer.  Therefore, no proration was required.

For more information about the Tender Offer please contact AST Fund Solutions, LLC, the Fund’s Information Agent for the Tender Offer, by calling (212) 400-2605 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

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Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

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